FORM 6-K

Securities and Exchange Commission
washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	July	2015
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	Gartner Names WatchDox by BlackBerry a Visionary in Enterprise File Synchronization and Sharing	2.

Document 1
NEWS RELEASE

July 27, 2015
FOR IMMEDIATE RELEASE

Gartner Names WatchDox by BlackBerry a Visionary in Enterprise File Synchronization and Sharing

Waterloo, ON - BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in mobile communications, announced today that WatchDox® by BlackBerry® has been named a “Visionary” in the Gartner Magic Quadrant1 for Enterprise File Synchronization and Sharing (EFSS) for the second consecutive year.

WatchDox by BlackBerry allows users to access documents from PC and Mac desktops, tablets, and smartphones, giving employees the flexibility to work across locations and be productive no matter where they are. WatchDox by BlackBerry is the most secure EFSS solution and is unique in that the document encryption and controls stay with the file even when it is shared on unmanaged devices. Users and administrators can track and audit who is accessing files and also have the ability to revoke access or delete files remotely. This gives organizations full visibility and control over how files are viewed, edited, copied, printed or forwarded.

“WatchDox provides organizations with a solution for two major needs that are often in conflict with each other: security and productivity,” said Billy Ho, Executive Vice President, Enterprise Products, BlackBerry. “Enterprises want to provide their employees with tools that help them collaborate on documents and access information, but they don’t want to put sensitive company files and data at risk of a breach. WatchDox combines an easy to use consumer-style application interface with security that can be customized to suit any enterprise use case. As with all of the products in BlackBerry’s portfolio, it seamlessly enables secure productivity for our customers.”

WatchDox by BlackBerry stands out against other vendors in the EFSS space for its rich security and collaboration features. It is known for its document encryption controls based on digital rights management (DRM), extensive data protection and security capabilities including geo-fencing, policy enforcements, and role-based access control, and extensive secure content editing capabilities that allow for productive collaboration. WatchDox by BlackBerry offers the most comprehensive EFSS solution, with content security capabilities that are Federal Information Processing Standard (FIPS) 140-2 certified by the U.S. government and utilize best-in-class AES 256-bit encryption for data-at-rest and data-in-transit. Built to meet the needs of enterprises with the highest security requirements, WatchDox by BlackBerry also offers flexibility in deployment models including on-premise and hosted solutions.

BlackBerry has a proven track record of acquiring, integrating and collaborating to provide unique enterprise offerings that deliver the most trusted, secure solutions that help our customers stay productive and reduce complexity. Recent examples include the acquisitions of Secusmart for voice and data encryption and Movirtu for the ability to manage multiple mobile identities without the need for multiple SIM cards. BlackBerry has also developed a strategic partnership with Samsung to bring BES®12, a multi-OS Enterprise Mobility Management (EMM) solution, support to Samsung Galaxy smartphones and tablets that are embedded with Samsung KNOX™, and has also announced BES12 support for Android™ for Work devices.

BlackBerry is integrating WatchDox by BlackBerry as a service through BES12. Additionally, WatchDox technology is available as an independent value-added offering that complements BlackBerry’s portfolio of value-added services including solutions for communications and collaboration, voice and data encryption, identity and access, and Virtual SIM Series. With BES12, value-added enterprise services, and world-class support, BlackBerry gives enterprises the capability to secure their communications end-to-end, whether they be voice, text, messaging, data and enterprise files.

Download the complete Gartner Magic Quadrant for Enterprise File Synchronization and Sharing report at www.BlackBerry.com/efssmq and find out more about WatchDox by BlackBerry at www.BlackBerry.com/WatchDox.

Disclaimer: Gartner does not endorse any vendor, product or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner's research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

1Gartner “Magic Quadrant for Enterprise File Synchronization and Sharing” by Monica Basso, Charles Smulders, Jeffrey Mann, July 22, 2015.

About BlackBerry
A global leader in mobile communications, BlackBerry® revolutionized the mobile industry when it was introduced in 1999. Today, BlackBerry aims to inspire the success of our millions of customers around the world by continuously pushing the boundaries of mobile experiences. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America.

The Company trades under the ticker symbols "BB" on the Toronto Stock Exchange and "BBRY" on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 888-7465 x77273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com
###

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used herein, words such as "expect", "anticipate", "estimate", "may", "will", "should", "intend", "believe", and similar expressions, are intended to identify forward-looking statements. Forward-looking statements are based on estimates and assumptions made by BlackBerry Limited in light of its experience and its perception of historical trends, current conditions and expected future developments, as well as other factors that BlackBerry believes are appropriate in the circumstances. Many factors could cause BlackBerry's actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements, including those described in the "Risk Factors" section of BlackBerry's Annual Information Form, which is included in its Annual Report on Form 40-F (copies of which filings may be obtained at www.sedar.com or www.sec.gov). These factors should be considered carefully, and readers should not place undue reliance on BlackBerry's forward-looking statements. BlackBerry has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	July 27, 2015	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer